# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClearPoint Neuro, Inc., CIK 0001285550
CUSIP: 18507C103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 120 S. SIERRA AVENUE, SUITE 100, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,405,284; sole dispositive power 0; shared dispositive power 1,405,284; aggregate amount beneficially owned 1,405,284 (4.6% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,405,284; sole dispositive power 0; shared dispositive power 1,405,284; aggregate amount beneficially owned 1,405,284 (4.6% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 295,196; sole dispositive power 0; shared dispositive power 295,196; aggregate amount beneficially owned 295,196 (0% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 295,196; sole dispositive power 0; shared dispositive power 295,196; aggregate amount beneficially owned 295,196 (0% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 295,196; sole dispositive power 0; shared dispositive power 295,196; aggregate amount beneficially owned 295,196 (0% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 295,196; sole dispositive power 0; shared dispositive power 295,196; aggregate amount beneficially owned 295,196 (0% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 49,500; shared voting power 2,223,480; sole dispositive power 49,500; shared dispositive power 2,223,480; aggregate amount beneficially owned 2,272,980 (7.45% of the class)
- Patricia Winter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 167,000; shared voting power 0; sole dispositive power 167,000; shared dispositive power 0; aggregate amount beneficially owned 167,000 (0% of the class)

## Item 1. Issuer
Name of issuer: ClearPoint Neuro, Inc.
Address of issuer's principal executive offices: 120 S. SIERRA AVENUE, SUITE 100, SOLANA BEACH, CA, 92075

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Patricia Winter

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Patricia Winter
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

District 2 Capital Fund LP
Citizenship: Delaware

District 2 Capital LP
Citizenship: Delaware

District 2 GP LLC
Citizenship: Delaware

District 2 Holdings LLC
Citizenship: Delaware

Michael Bigger
Citizenship: USA

Patricia Winter
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 4, 2026, Bigger Capital beneficially owned 1,405,284 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 1,405,284 shares of Common Stock beneficially owned by Bigger Capital.

As of August 4, 2026, District 2 CF beneficially owned 295,196 shares of Common Stock.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 295,196 shares of Common Stock beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 295,196 shares of Common Stock beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 295,196 shares of Common Stock beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 1,405,284 shares of Common Stock beneficially owned by Bigger Capital and (ii) 295,196 shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger also may be deemed the beneficial owner of 167,000 shares of Common Stock owned by his spouse Patricia Winter and an aggregate of 356,000 shares of Common Stock held by the sons of Mr. Bigger. In addition, Mr. Bigger owns 49,500 shares of Common Stock in his IRA account.

Ms. Winter holds 167,000 shares.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, Mr. Bigger disclaims beneficial ownership of the shares held by Patricia Winter and by the sons of Mr. Bigger, and Ms. Winter disclaims beneficial ownership of the shares of Common Stock held by Mr. Bigger. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 30,504,227 shares of Common Stock outstanding as of July 27, 2026, based upon the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2026.

As of August 4, 2026, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 4.60% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 0.96% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 7.45% of the outstanding shares of Common Stock, and (iv) Ms. Winter may be deemed to beneficially own 0.54% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock held by Ms. Winter and the sons of Mr. Bigger.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (08/04/2026)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (08/04/2026)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (08/04/2026)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (08/04/2026)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (08/04/2026)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (08/04/2026)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (08/04/2026)
- Patricia Winter: /s/ Patricia Winter, Patricia Winter (08/04/2026)